Exhibit 99.1

Appendix 2A - Application for quotation of securities

Announcement Summary

Entity name

IMMURON LIMITED

Announcement Type

New announcement

Date of this announcement

Friday July 18, 2025

The +securities to be quoted are:

+Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B

Total number of +securities to be quoted

ASX +security code	Security description	Number of +securities to be quoted	Issue date
IMC	ORDINARY FULLY PAID	473,880	18/07/2025

Refer to next page for full details of the announcement

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Appendix 2A - Application for quotation of securities

Part 1 - Entity and announcement details

1.1 Name of entity

IMMURON LIMITED

We (the entity named above) apply for +quotation of the following +securities and agree to the matters set out in Appendix 2A of the ASX Listing Rules.

1.2 Registered number type	Registration number

ACN	063114045

1.3 ASX issuer code

IMC

1.4 The announcement is

New announcement

1.5 Date of this announcement

18/7/2025

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Appendix 2A - Application for quotation of securities

Part 2 - Type of Issue

2.1 The +securities to be quoted are:

+Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B

Previous Appendix 3B details:

Announcement Date and Time	Announcement Title	Selected Appendix 3B to submit quotation request

17-Jul-2025 10:32	New - Proposed issue of securities - IMC	A placement or other type of issue

2.3a.2 Are there any further issues of +securities yet to take place to complete the transaction(s) referred to in the Appendix 3B?

No

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Appendix 2A - Application for quotation of securities

Part 3A - number and type of +securities to be quoted where issue has previously been notified to ASX in an Appendix 3B

Placement Details

ASX +security code and description

IMC : ORDINARY FULLY PAID

Issue date

18/7/2025

Distribution Schedule

Provide a distribution schedule for the new +securities according to the categories set out in the left hand column - including the number of recipients and the total percentage of the new +securities held by the recipients in each category.

Number of +securities held	Number of holders	Total percentage of +securities held For example, to enter a value of 50% please input as 50.00

1 - 1,000		%

1,001 - 5,000		%

5,001 - 10,000		%

10,001 - 100,000		%

100,001 and over		%

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Appendix 2A - Application for quotation of securities

Issue details

Number of +securities to be quoted

473,880

Are the +securities being issued for a cash consideration?

Yes

In what currency is the cash consideration being paid?	What is the issue price per +security?

AUD - Australian Dollar	AUD 0.07190000

Any other information the entity wishes to provide about the +securities to be quoted

The shares (Nasdaq:IMRN) were purchased by US investors from our US At-The-Market (ATM) facility (managed by H.c. Wainwright & Co.). This is a low fee, no discount facility

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Appendix 2A - Application for quotation of securities

Part 4 - Issued capital following quotation

Following the quotation of the +securities the subject of this application, the issued capital of the entity will comprise:

The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity’s current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

4.1 Quoted +securities (total number of each +class of +securities quoted on ASX following the +quotation of the +securities subject of this application)

ASX +security code and description	Total number of +securities on issue
IMC : ORDINARY FULLY PAID	234,432,893

4.2 Unquoted +securities (total number of each +class of +securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue
IMCAE : PERFORMANCE RIGHTS	5,463,161

IMCAI : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES	5,930,000

IMCAM : OPTION EXPIRING 21-JUL-2025 EX USD$0.5859375	2,560,000

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